# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ICC Holdings, Inc., CIK 0001681903
CUSIP: 44931Q104
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 225 20TH STREET, ROCK ISLAND, Illinois (IL), 61201
Date of event which requires filing of this statement: 03/13/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001702782

## Reporting persons
- Employee Stock Ownership Trust ICC Holdings, Inc.: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Pennsylvania (PA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: ThisAmendment No. 7 to Schedule 13G ("Amendment No.7") is filed to amend the Schedule 13G filed by the Reporting Person named therein with the Securities and Exchange Commission ("SEC") on April 14, 2017 with respect toICC Holdings, Inc. (the "Issuer") (the "Original Schedule 13G"), as amended. ThisAmendment No. 7 is the final amendment to the Schedule 13G and constitutes an "exit filing" for the Reporting Person.As a result of the consummation of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock. See Item 4 below.

## Item 1. Issuer
Name of issuer: ICC Holdings, Inc.
Address of issuer's principal executive offices: 225 20TH STREET, ROCK ISLAND, ILLINOIS, 61201.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of ICC Holdings, Inc. Employee Stock Ownership Plan Trust (the "Reporting Person").
Address of principal business office or, if none, residence: 225 20th Street, Rock Island, Illinois 61201
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: employee benefit plan or endowment fund (EP)

## Item 4. Ownership
Amount beneficially owned:
Pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 8, 2024, as amended October 11, 2024, December 31, 2024, and January 31, 2025 (the "Merger Agreement"), by and among the Issuer, Mutual Captial Holdings, Inc. (?MCH?) and Mutual Capital Merger Sub, Inc., a wholly owned subsidiary of MCH ("Merger Sub"), Merger Sub merged with and into the Issuer, with the Issuer surviving the Merger and becoming a wholly-owned subsidiary of MCH. Capitalized terms used herein and not otherwise defined in this Amendment No. 7 have the meanings set forth in the Merger Agreement.

At the Effective Time, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock held in the treasury of the Issuer (collectively, the "Excluded Shares")) was converted into a right to receive $23.50 per share of Common Stock in cash, without interest. At the Effective Time, (i) all shares of Common Stock ceased to be outstanding, were cancelled and ceased to exist and (ii) each Excluded Share ceased to be outstanding and was cancelled without payment of any consideration and ceased to exist.

As a result of the consummation of the Merger on March 13, 2025 (the ?Closing Date?), as of the date hereof, the Reporting Person beneficially owns 0 shares of Common Stock, constituting 0% of the shares of Common Stock.

On the Closing Date, The Nasdaq Stock Market LLC (?Nasdaq?) filed with the SEC a notification of removal from listing on Form 25 in order to delist the Common Stock from Nasdaq and deregister the Common Stock under Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Following the effectiveness of the Form 25, the Issuer intends to file with the SEC a Form 15 requesting the termination of registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of reporting obligations under Section 13 and 15(d) of the Exchange Act with respect to the Common Stock.

The foregoing descriptions of the Merger Agreement and the transactions contemplated hereby in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Merger Agreement, which was filed by the Issuer as Exhibits 2.1, 2.2, 2.3 and 2.4 to the Issuer's Current Report on Form 8-K, dated January 31, 2025, and is incorporated herein by reference.
Percent of class: 0%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Employee Stock Ownership Trust ICC Holdings, Inc.: /s/ Kathleen Springer, Kathleen Springer as attorney in fact (03/17/2025)